

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 2, 2016

Via E-mail
Frank J. Fertitta III
Chief Executive Officer
Red Rock Resorts, Inc.
1505 South Pavilion Center Drive
Las Vegas, Nevada 89135

> **Re:** **Red Rock Resorts, Inc. (formerly known as Station Casinos Corp.)**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 12, 2016**
> **File No. 333-207397**

Dear Mr. Fertitta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Description of Our Business, page 108

Employees, page 134

1. We note your response to comment 2. Please expand your disclosure to identify the managed property that has a collective bargaining agreement and will enter into a second collective bargaining agreement.

Unaudited Pro Forma Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

Footnotes (c), (e) and (g), pages 71-72

1.   We note your response to our prior comments 8-10 and will review your revised disclosure in future amended filings.

        You may contact Shannon Sobotka at 202-551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3655 with any other questions.

                                                Sincerely,

                                                /s/ Sonia Gupta Barros

                                                Sonia Gupta Barros
                                                Assistant Director
                                                Office of Real Estate and
                                                Commodities

cc: Deborah J. Conrad, Esq. (*via e-mail*)